June 23, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Anne Nguyen Parker, Branch Chief
                   Norman Gholson, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 4, 2010 File No. 333-166194

Dear Ms. Parker and Mr. Gholson:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 7, 2010, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 submitted to the Staff on June 4, 2010 (the “Third Amended Registration Statement”).

The Company has responded to each of the Staff’s comments either by revising the Third Amended Registration Statement as requested by the Staff or providing information as requested by the Staff.  In addition, the Company would like to point out to the Staff that it also further revised the Third Amended Registration Statement primarily to provide certain recent development disclosure and make certain clean-up changes.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Securities and Exchange Commission
Re:  SkyPeople Fruit Juice, Inc.
June 23, 2010

Amendment No. 3 to Registration Statement on Form S-1

1.
We note your response to prior comment 5 to our letter dated May 13, 2010.  As the amendment filed on January 20, 2010 to the Form S-1, file number 333-149896, was never declared effective, please tell us whether any securities were sold pursuant to this registration statement after January 31, 2010.  In addition, please file a Form AW to withdraw the “S-1/A”. Finally, as it appears that you no longer intend to use this registration statement, please tell us whether you intend to file a post-effective amendment to de-register any remaining shares.

RESPONSE:  In response to the Staff’s comment, on the date hereof, the Company filed a Form AW to withdraw Post-Effective Amendment No. 1 filed on January 20, 2010 (the “Amendment No. 1”) to the Registration Statement on Form S-1 (file number: 333-149896).  As previously stated in our response letter dated June 4, 2010, no securities have been sold pursuant to this registration statement since January 20, 2010.  The Company further advises the Staff of its intention to file a Post-Effective Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form S-1 (file number: 333-149896) as soon as the Company obtains the necessary signatures to the Amendment No. 2 to de-register all of the shares previously registered under the Registration Statement that remain unsold.

2.	Please note that prior to effectiveness you must fill in all information, other than that allowed under Rule 430A. For example, we note the blanks on page 64.

RESPONSE:  In response to the Staff’s comment, the Company has revised the Third Amended Registration Statement to fill in all information other than that allowed under Rule 430A.

Securities and Exchange Commission
Re:  SkyPeople Fruit Juice, Inc.
June 23, 2010

      If you have any questions or would like to discuss the responses or the amended registration statement, please contact my colleague Laura Luo at her office phone at 011-86-21-6165-1706, her China mobile phone at 011-86-136-216-215-72, or her US mobile phone at 650-521-7365.  You may also reach me by telephone at my office number at 650-565-3539 or my US mobile phone at 650-305-0632.  We can both be reached by fax at 650-493-6811.

Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Richard A. Kline
Richard A. Kline, Esq.

cc:

SkyPeople Fruit Juice, Inc.
    Yongke Xue, Chief Executive Officer
    Spring Liu, Chief Financial Officer

Pryor Cashman LLP
    Selig Selig D. Sacks, Esq.
    Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
    Roxanne K. Beilly, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation
    Laura H. Luo, Esq.